Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC

V6E 4A2

Item 2	Date of Material Change

October 17, 2023.

Item 3	News Release

On October 10, 2023, a news release in respect of the material change was disseminated through Globe Newswire and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On October 17, 2023, the Company completed its previously announced bought deal public offering of 10,205,000 common shares of the Company (the “Offered Shares”) at a price of U.S.$2.94 per Offered Share (the “Offering Price”), for gross proceeds of U.S.$30,002,700 (the “Offering”). The Offering was completed pursuant to an underwriting agreement dated October 11, 2023 (the “Underwriting Agreement”) among the Company, BMO Nesbitt Burns Inc., as lead underwriter and sole bookrunner, and Canaccord Genuity Corp. (the “Underwriters”).

Item 5	Full Description of Material Change

On October 10, 2023, the Company announced that it had entered into an agreement with the Underwriters, under which the Underwriters agreed to purchase, on a bought deal basis, the Offered Shares at the Offering Price, for gross proceeds of approximately U.S.$30 million, subject to the Company receiving all necessary regulatory approvals.

On October 11, 2023, the Company entered into the Underwriting Agreement with the Underwriters to sell the Offered Shares at the Offering Price. The Company agreed to pay the Underwriters a cash commission equal to 5.5% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option (as defined below), if any, at the closing of the Offering or subsequent closing of the Over-Allotment Option exercise, if any.

The Offering closed on October 17, 2023. Net proceeds of the Offering to the Company were U.S.$28,219,950.86 after deducting the Underwriters’ cash commission and expenses related to the Offering. Proceeds are anticipated to be used to fund future purchases of physical uranium by the Company, for potential acquisitions of uranium royalty, stream or similar interests and for general working capital purposes, as more fully described in the Prospectus.

The Company granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,530,750 common shares of the Company at the Offering Price. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Company will be U.S.$34,503,105.

The Offered Shares were offered in all of the provinces and territories of Canada, other than Quebec, pursuant to a prospectus supplement dated October 11, 2023 to the Company’s base shelf prospectus dated July 20, 2023 (together, the “Prospectus”), and in the United States pursuant a prospectus supplement to the prospectus contained in an effective registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-272534).

Uranium Energy Corp. (“UEC”), an insider of the Company, purchased 1,930,750 Offered Shares, representing approximately 19% of the number of Offered Shares. UEC acquired such Offered Shares, on the same terms as the Offering, in order to retain its proportionate ownership interest in the Company. After completion of the Offering, UEC holds approximately 15% of the issued and outstanding common shares of the Company.

The issuance of Offered Shares to UEC constitutes a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of Offered Shares to UEC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, UEC exceeded 25.0% of the Company’s market capitalization. The board of directors of the Company has approved the Offering, the related party transaction with UEC and all ancillary matters. The Company did not file this material change report 21 days prior to closing of the Offering, as the aforementioned insider participation had not been confirmed at that time and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Scott Melbye

Chief Executive Officer

Phone: 604-396-8222

Item 9	Date of Report

October 17, 2023.